FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 20, 2016 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149) Ladies and Gentlemen: Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Renee J. Bercury, Renee J. Bercury IRA, William T. Bercury, William T. Bercury IRA, Atha P. Bercury, John G. Bercury and Bercury Homes, Ltd., on behalf of themselves and all others similarly situated, against Malon Wilkus, Philip R. Harper, Stan Lundine, Neil M. Hahl, Alvin N. Puryear, Kenneth D. Peterson, Jr., Mary C. Baskin, Susan K. Nestegard, Kristin L. Manos, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP LLC, American Capital, Ltd. (the "Company"), American Capital Agency Corp., American Capital Asset Management, LLC and American Capital Mortgage Management, LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company. Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing. Sincerely, /s/ Michael K. Hoffman Michael K. Hoffman Enclosure: cc: Samuel A. Flax, American Capital, Ltd.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

July 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Renee J. Bercury, Renee J. Bercury IRA, William T. Bercury, William T. Bercury IRA, Atha P. Bercury, John G. Bercury and Bercury Homes, Ltd., on behalf of themselves and all others similarly situated, against Malon Wilkus, Philip R. Harper, Stan Lundine, Neil M. Hahl, Alvin N. Puryear, Kenneth D. Peterson, Jr., Mary C. Baskin, Susan K. Nestegard, Kristin L. Manos, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP LLC, American Capital, Ltd. (the "Company"), American Capital Agency Corp., American Capital Asset Management, LLC and American Capital Mortgage Management, LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company.

Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

Enclosure:
cc: Samuel A. Flax, American Capital, Ltd.

<table>
<tr>
<td>RENEE J. BERCURY, RENEE J. BERCURY IRA, WILLIAM T. BERCURY, WILLIAM T. BERCURY IRA, ATHA P. BERCURY, JOHN G. BERCURY and BERCURY HOMES, LTD.,
on behalf of themselves and all others similarly situated,

205 Rhoer Road,
Slippery Rock, PA 16057

Plaintiffs,
v.

MALON WILKUS,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

PHILIP R. HARPER,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

STAN LUNDINE,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

NEIL M. HAHL,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

ALVIN N. PURYEAR,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

KENNETH D. PETERSON, JR.,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

MARY C. BASKIN,
c/o American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814</td>
<td>IN THE

CIRCUIT COURT

FOR

MONTGOMERY COUNTY, MARYLAND

Case No. ____________

JURY TRIAL DEMANDED</td>
</tr>
</table>

SUSAN K. NESTEGARD, c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 KRISTIN L. MANOS, c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 DAVID G. RICHARDS, c/o American Capital, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 ARES CAPITAL CORPORATION, 245 Park Avenue, 44th Floor New York, NY 10167 Serve on Registered Agent: Joshua Bloomstein 245 Park Avenue, 44th Floor New York, NY 10167 ORION ACQUISITION SUB, INC., 245 Park Avenue, 44th Floor New York, NY 10167 Serve on Registered Agent: Joshua Bloomstein 245 Park Avenue, 44th Floor New York, NY 10167 IVY HILL ASSET MANAGEMENT, L.P., 245 Park Avenue, 44th Floor New York, NY 10167 Serve on Registered Agent: Joshua Bloomstein 245 Park Avenue, 44th Floor New York, NY 10167 IVY HILL ASSET MANAGEMENT GP LLC, 245 Park Avenue, 44th Floor New York, NY 10167	

Serve on Registered Agent:
Joshua Bloomstein
245 Park Avenue, 44th Floor
New York, NY 10167

AMERICAN CAPITAL, LTD.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Serve on Registered Agent:
Samuel A. Flax
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

AMERICAN CAPITAL AGENCY CORP.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Serve on Registered Agent:
Samuel A. Flax
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

AMERICAN CAPITAL ASSET MANAGEMENT, LLC
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Serve on Registered Agent:
Samuel A. Flax
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Serve on Registered Agent:
Samuel A. Flax
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Defendants.

CLASS ACTION COMPLAINT

Plaintiffs Renee J. Bercury, Renee J. Bercury IRA, William T. Bercury, William T. Bercury IRA, Atha P. Bercury, John G. Bercury, and Bercury Homes, Ltd., ("Plaintiffs"), through undersigned counsel, bring this Complaint on behalf of themselves and the holders of the common stock of American Capital, Ltd. ("American Capital" or the "Company") against (1) the members of the Board of Directors (as defined herein) of American Capital for breaching their fiduciary duties and (2) Ares Capital Corporation ("Ares"), certain of Ares' affiliated entities (as defined herein), Orion Acquisition Sub, Inc. ("Acquisition Sub"), and certain of American Capital's affiliated entities (as defined herein) for aiding and abetting these breaches.

This action seeks to enjoin the vote on the mergers of (1) Acquisition Sub with and into American Capital, with American Capital surviving as a wholly owned subsidiary of Ares, and (2) American Capital Asset Management, LLC, a wholly owned subsidiary of the Company ("ACAM"), with and into Ivy Hill Asset Management, L.P., a Delaware limited partnership ("IHAM"), with IHAM surviving as a wholly owned portfolio company of Ares (collectively, the "Proposed Transaction"). This action also seeks an order requiring that the American Capital Board comply with their fiduciary obligations and awarding Plaintiffs and the Class (as defined herein) damages suffered as a result of Defendants' wrongdoing.

The allegations of this Complaint are based on Plaintiffs' knowledge as to themselves, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiffs on behalf of American Capital shareholders against Defendants for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the sale of American Capital to Ares pursuant to

an unfair process, for an unfair price, and lacking material disclosures.

2. On May 23, 2016, American Capital and Ares announced that they had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which American Capital would become a wholly owned direct subsidiary of Ares. Pursuant to the terms of the Merger Agreement, as the result of a series of transactions, American Capital shareholders will receive only $10.06 in cash (the "Cash Merger Consideration") and 0.483 shares of Ares common stock (the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger Consideration") for each share of American Capital common stock that they own. Based on the closing price of Ares common stock on May 20, 2016, the implied value of the Merger Consideration is just $17.40 per share. Importantly, though, the Cash Merger Consideration is comprised of (1) 6.41 per share in cash from Ares, (2) $1.20 per share in cash from an Ares affiliate, and (3) **$2.45 per share in cash from the sale of the Company's American Capital Mortgage Management, LLC** ("ACMM") unit pursuant to a Purchase and Sale Agreement entered into concurrently with the execution of the Merger Agreement by and between American Capital, ACMM, ACAM, and American Capital Agency Corp. ("ACAC"). **In other words, almost 25% of the Cash Merger consideration and 14% of the total Merger Consideration are comprised of assets that American Capital stockholders already own.**

3. The Merger Consideration is inadequate and undervalues the Company. It does not adequately compensate shareholders for American Capital's strong performance or inherent value, or the value of the Company to Ares specifically. Indeed, in the lead up to the announcement of the Proposed Transaction, regular Company analysts set price targets **well above** the Merger Consideration.

4. The Proposed Transaction is further marred by a flawed process and conflicts of interests, not the least of which is that the process that resulted in the Proposed Transaction was

prompted by criticism from a serial activist investor, Elliott (as defined below), who bullied the Board into a quick sale of the Company by threatening to replace the Board and management. What is more, some of the Company's directors and officers will receive windfall profits not shared by non-insider shareholders.

5. To protect their jobs and secure these benefits, the Director Defendants (as defined herein) further exacerbated their breaches of fiduciary duty by agreeing to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

- a termination fee provision pursuant to which the Board agreed that American Capital would pay Ares a termination fee of up to $140 million if it terminates the Proposed Transaction;
- a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time;
- an information rights and matching rights provision that requires the Company to notify Ares of certain unsolicited competing offers, provide Ares with information regarding such offers, and negotiate in good faith with Ares regarding the same; and
- voting and support agreements, pursuant to which an undisclosed amount of the Company's outstanding common stock is locked-up in favor of the Proposed Transaction. Interestingly, and contrary to custom, Defendants do not appear to have identified precisely how much of American Capital's common stock is subject to these agreements.

These provisions and agreements substantially and improperly limit the Board's ability to investigate and pursue superior proposals and alternatives and, absent judicial intervention, virtually guarantee the consummation of the Proposed Transaction.

6. In sum, Defendants failed to maximize shareholder value and to protect the interests of American Capital shareholders. Instead, Defendants engaged in a process that was designed to benefit Ares and secure material personal benefits for themselves. Each of the Director Defendants has breached his fiduciary duties and/or has aided and abetted such breaches by favoring Ares's or his own financial interests over those of American Capital and its public, non-insider shareholders. As a result, Plaintiffs and the other public shareholders are receiving an unfair price in the Proposed Transaction and lack the necessary and material information to consider it.

7. In facilitating the Proposed Transaction for inadequate consideration and through a flawed process, each of the Defendants breached and/or aided the other Defendants' breaches of their fiduciary duties. As set forth below, instead of working to maximize shareholder value as required, Defendants agreed to hand over the Company and its future prospects to Ares for a demonstrably unfair price. If Defendants are able to consummate the Proposed Transaction, American Capital's public shareholders will not receive the true value of their investment. The Merger Consideration does not reflect American Capital's intrinsic value or the value of the Company as the target of a full and fair sale process.

8. For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin the vote on the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Director Defendants' violations of their fiduciary duties, and from the other Defendants for aiding and abetting same.

PARTIES

A. Plaintiffs

9. Plaintiffs are, and at all relevant times were, continuous shareholders of American Capital.

B. Defendants

10. Defendant Malon Wilkus ("Wilkus") has served as a director of the Company since 1986 and currently serves as the Chairman of the Company's Board and its Chief Executive Officer ("CEO").

11. Defendant Philip R. Harper ("Harper") has served as a director of the Company since 1997.

12. Defendant Stan Lundine ("Lundine") has served as a director of the Company since 1997.

13. Defendant Neil M. Hahl ("Hahl") has served as a director of the Company since 1997.

14. Defendant Alvin N. Puryear ("Puryear") has served as a director of the Company since 1998.

15. Defendant Mary C. Baskin ("Baskin") has served as a director of the Company since 2000.

16. Defendant Kenneth D. Peterson, Jr. ("Peterson") has served as a director of the Company since 2001.

17. Defendant Susan K. Nestegard ("Nestegard") has served as a director of the Company since 2013.

18. Defendant Kristin L. Manos ("Manos") has served as a director of the Company since 2015.

19. Defendant David G. Richards ("Richards") has served as a director of the Company since 2015.

20. Defendants Wilkus, Harper, Lundine, Hahl, Puryear, Baskin, Peterson, Nestegard, Manos, and Richards form the Board of Directors of American Capital and are collectively referred to herein as the "Board" or the "Director Defendants."

21. Defendant Ares Capital Corporation (previously defined as "Ares") is a corporation organized and existing under the laws of the State of Maryland with its principal executive offices located at 245 Park Avenue, 44th Floor, New York, New York.

22. Defendant Orion Acquisition Sub, Inc. (previously defined as "Acquisition Sub") is a Delaware corporation and wholly owned subsidiary of Ares, and was formed for purposes of effectuating the Merger.

23. Defendant Ivy Hill Asset Management, L.P., (previously defined as "IHAM") is a Delaware limited partnership.

24. Defendant Ivy Hill Asset Management, G.P. ("IHAM GP") is a Delaware limited liability company and general partner of IHAM.

25. American Capital, Ltd. (previously defined as "American Capital") is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

26. American Capital Agency Corp. (previously defined as "ACAC") is a Delaware Corporation.

27. American Capital Asset Management, LLC (previously defined as "ACAM") is a Delaware limited liability company and wholly-owned subsidiary of the Company.

28. American Capital Mortgage Management, LLC (previously defined as "ACMM") is a Delaware limited liability company.

JURISDICTION AND VENUE

29. The damages suffered and sought to be recovered by Plaintiffs and the Class are an amount in excess of $75,000.

30. This Court has jurisdiction over this matter because each Defendant either conducts business in or maintains operations in Montgomery County, Maryland or is an individual who has sufficient minimum contacts with Montgomery County, Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice. This Court also has jurisdiction over Ares, Acquisition Sub, IHAM, IHAM GP, ACAC, ACAM, and ACMM because they purposefully availed themselves of the privileges and benefits of conducting business pursuant to the laws of the State of Maryland by, among other things, aiding and abetting the misconduct and breach of fiduciary duties by the Director Defendants.

31. Venue is proper in this Court pursuant to Maryland Courts and Judicial Procedure § 6-201 (a) and (b) because American Capital carries on regular business in Montgomery County, Maryland, Ares is organized and existing under the laws of the State of Maryland, and the Director Defendants are directors of a corporation that maintains its principal offices in Montgomery County, Maryland.

DIRECTOR DEFENDANTS' FIDUCIARY DUTIES

32. By reason of the Director Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of American Capital and owe them a duty of care, loyalty, good faith, candor, and independence.

33. By virtue of their positions as directors and/or officers of American Capital, the Director Defendants, at all relevant times, had the power to control and influence American

Capital, did control and influence American Capital, and caused American Capital to engage in the practices complained of herein.

34. To diligently comply with their fiduciary duties, the Director Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Director Defendants with preferential treatment at the expense of, or separate from, the public shareholders; and/or (e) contractually prohibits the Director Defendants from complying with or carrying out their fiduciary duties.

35. In accordance with their duties of loyalty and good faith, the Director Defendants are obligated to refrain from: (a) participating in any transaction where the Director Defendants' loyalties are divided; (b) participating in any transaction where the Director Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

36. Plaintiffs allege herein that the Director Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company, or are aiding and abetting others in violating those duties.

37. The Director Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. The Director Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to

disclose all material information concerning the Proposed Transaction and/or aiding and abetting other Defendants' breaches.

AIDING AND ABETTING

38. In addition to the wrongful conduct herein alleged as giving rise to primary liability, certain of the Defendants further aided and abetted and/or assisted each other in the breach of their respective duties as herein alleged.

39. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct that was designed to: (i) favor Ares and the Director Defendants; (ii) permit Ares to acquire American Capital pursuant to a defective sales process; (iii) permit Ares to acquire American Capital for an unfair price; and (iv) permit Ares to acquire American Capital without American Capital's shareholders being fully informed of all material information relating to the Proposed Transaction. In furtherance of this plan and course of conduct, Defendants, and each of them, took the actions as set forth herein.

40. Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants' acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

41. Plaintiffs bring this action on behalf of themselves and as a class action pursuant to Rule 2-231 of the Maryland Rules on behalf of all other holders of American Capital common

stock who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

42. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of May 20, 2016, there were approximately 214,378,836 outstanding shares of American Capital common stock. The actual number of public shareholders of American Capital will be ascertained through discovery.

b. There are questions of law and fact that are common to the Class, including the following:

i) whether the Director Defendants have breached their fiduciary duties with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

ii) whether the Director Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

iii) whether the Director Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

iv) whether Ares, Acquisition Sub, IHAM, IHAM GP, American Capital, ACAC, ACAM and ACMM aided and abetted the Director Defendants' breaches of fiduciary duty; and

v) whether Plaintiffs and other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

c. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d. Plaintiffs' claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A. Corporate Background

43. American Capital is a publicly traded private equity firm and global asset manager. Both directly and through its asset management business, the Company originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products. As of March 31, 2016, American Capital managed approximately $20 billion of assets. Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp. (previously defined as "ACAC"), American Capital Mortgage Investment Corp., and American Capital Senior Floating, Ltd.

44. Ares is a specialty finance company that provides one-stop debt and equity financing solutions to U.S. middle market companies, venture capital backed businesses, and power generation projects. Ares Capital originates and invests in senior secured loans, mezzanine debt and, to a lesser extent, equity investments through its national direct origination platform. Ares has elected to be regulated as a business development company ("BDC") and, as of March 31, 2016, was the largest BDC by total assets and market capitalization. Ares is externally managed by Ares Capital Management LLC, a subsidiary of Ares Management, L.P.

B. Events Leading to the Proposed Transaction

45. The Proposed Transaction is the result of the Board's reactionary response to pressure by Elliott Management Corporation (together with its various affiliates, including Elliott Associates, L.P., Elliott International, L.P., and Elliott International Capital Advisors Inc., "Elliott") to force a sale of the Company. Specifically, on November 16, 2015, Elliott, which manages funds that held an approximately 8.4% interest in American Capital at the time, filed a presentation with the SEC and issued a contemporaneous press release in which they urged American Capital stockholders to vote against a previously-announced plan by the Company to spin-off certain of the Company's assets. In the same letter, Elliott disclosed that it had also sent a letter to the Board, in which it attacked the Company's management, questioned the qualifications of its directors, and questioned the Company's compensation practices. **In the letter, Elliott took the position that the Company's stock was "worth in excess of $23" per share.** Finally, Elliott proposed, among other things, withdrawing the spin-off proposal, replacing Board members, and engaging in a strategic review. **In other words, as is typical of activist investors, Elliott began clamoring for a sale of the Company (so it could realize short term gains on its new investment) and threatened to replace the Board and management in order to get it done.**

46. On the same day, Elliott also filed a proxy statement contesting the upcoming vote on the spin-off, in which Elliott urged stockholders to vote against every proposal made by the Board, including against the appointment of certain directors of American Capital and the adoption of the Company's 2016 equity incentive plan.

47. Three days later, on November 19, 2015, in what would become the first of many reactionary moves by the Board, the Board voted to increase its size by one member, to ten, and appointed Director Defendant Richards to fill the newly-created position. Director Defendant Richards received a one-time cash award of $100,000 for serving in the position.

48. Around this time, Elliott also sought and was provided confidential information by American Capital, in connection with which Elliott executed a confidentiality agreement. Then, just days later, on November 25, 2015, the Company announced that the Board instructed management to undertake a full strategic review of all alternatives, including a sale of the Company or its various business lines in whole or in part.

49. On December 16, 2015, Elliott reported an increasingly-large interest in American Capital. On January 7, 2016, the Company announced that the Board completed the initial phase of the strategic review process and authorized management to proceed with the solicitation of offers to purchase the Company or its various business lines in whole or in part.

50. On January 15, 2016, the Board set June 30, 2016 as the date for the Company's upcoming annual meeting, at which the Company's stockholders would be asked to vote on, among other things, the composition of the Board. Pursuant to SEC rules, the deadline for stockholders to present competing proxy proposals **to the Company's secretary** was set for February 5, 2016.

51. On January 26 and March 11, 2016, Elliott reported further increases in its American Capital holdings. While the public record is silent as to the pressure brought to bear

by Elliott, whether Elliott submitted any proxy proposal, or whether the Company and Elliott reached any agreements in the interim, on March 14, 2016, the Board unexpectedly reset the annual meeting date from June 30, 2016 to July 29, 2016, thereby extending the deadline for competing proxy proposals to March 25, 2016.

52. On April 28, 2016, CNBC reported that Ares, Apollo Investment Corp (the business development company of Apollo Global Management LLC), Fortress Investment Group LLC, and Blackstone Group LP were among the bidders involved in the process to acquire American Capital. CNBC also highlighted Elliott's role in bringing the issue to the forefront, noting that Elliott unveiled its stake in American Capital in November 2015 and criticized its performance.

53. On May 11, 2016, Elliott reported yet another increase in its holdings.

C. The Proposed Transaction

54. On May 23, 2016, American Capital and Ares issued a press release announcing the Proposed Transaction, which provides in pertinent part:

> **ARES CAPITAL CORPORATION TO ACQUIRE AMERICAN CAPITAL, LTD IN TRANSACTION VALUED AT $3.4 BILLION**
>
> *Enhances Ares Capital's Position as the Market Leading Business Development Company and a Leading Middle Market Direct Lender with More Than $13 Billion in Pro Forma Investments*
>
> *In a separate transaction, American Capital announced the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. for $562 million*
>
> NEW YORK, NY— May 23, 2016 — Ares Capital Corporation (NASDAQ:ARCC) and American Capital, Ltd. (NASDAQ:ACAS) announced today that they have entered into a definitive merger agreement under which Ares Capital will acquire American Capital, excluding American Capital Mortgage Management, LLC. This transaction enhances Ares Capital's position as the leading business development company in the United States and a leading direct lender to middle market companies. The combined company would have on a pro forma basis more than $13 billion of investments at fair value as of March 31,

2016. The Boards of Directors of both companies have unanimously approved the transaction.

Under the terms of the Ares transaction, American Capital shareholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share. In a separate transaction, American Capital also announced today that it is selling American Capital Mortgage Management, LLC to American Capital Agency Corp. (NASDAQ: AGNC) for $562 million or $2.45 per fully diluted share. Collectively, the transactions announced today represent total value for American Capital shareholders of $4.0 billion or approximately $17.40 per fully diluted share, representing a premium of 11.4% to American Capital's closing price on May 20, 2016 and a premium of 21.6% to American Capital's unaffected closing price on November 13, 2015.

American Capital shareholders will receive $1.470 billion in cash from Ares Capital, or $6.41 per share, plus 0.483 Ares Capital shares for each American Capital share, resulting in approximately 110.8 million Ares Capital shares, or $1.682 billion in value or $7.34 per share based on Ares Capital's closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares. Following the transaction, Ares Capital shareholders are expected to own approximately 73.9% and American Capital shareholders are expected to own approximately 26.1% of the combined company.

As part of the aggregate consideration, Ares Management, L.P. (NYSE:ARES) will provide financial support to the transaction. Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares Capital, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital shareholders at closing. In addition, Ares Management has agreed to waive up to $100 million in Part I income based fees (ARCC Income Based Fees) payable for the ten calendar quarters beginning the first full quarter following the closing of the transaction, in an amount of up to $10 million of ARCC Income Based Fees to the extent earned and payable to Ares Capital Management in such quarter, to support the expected profitability of the combined company during the integration and portfolio repositioning period for the two businesses.

The combined company will remain externally managed by Ares Capital Management LLC and all current Ares Capital officers and directors will remain in their current roles.
Ares Capital believes that the significant size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Ares Management, it is anticipated that the combination will:

- Be immediately accretive to core earnings per share, with the potential for increased dividends over time

- Be accretive to net asset value per share between the first and second full years after closing and beyond
- Accelerate the expected growth and deployment of Ares Capital's Senior Direct Lending Program joint venture
- Expand Ares Capital's ability to originate larger transactions with increased final hold positions, enhancing its market presence and value proposition with financial sponsors and borrowers
- Capture increased underwriting and distribution fees from greater syndication opportunities
- Further diversify Ares Capital's balance sheet and enhance access to lower cost capital from banks and capital markets participants

"The growing demand for capital from middle market borrowers has created the need for flexible capital providers like us to fill the financing gap as banks continue to retrench from the market," commented Michael Arougheti, Co-Chairman of Ares Capital's Board of Directors. "We believe this transaction materially enhances our presence as a market leading direct lender with the size and scale to capitalize on the attractive competitive dynamics in the market today and for the foreseeable future."
"Similar to the strategy we successfully utilized in our acquisition of Allied Capital in 2010, we plan to leverage our robust origination platform to redeploy American Capital's portfolio into directly-originated investments generating a higher level of current income and ultimately improved risk-adjusted returns," said Kipp deVeer, Chief Executive Officer of Ares Capital. "We are confident in our ability to maximize long-term value for both Ares Capital and American Capital shareholders."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented Malon Wilkus, Chairman and Chief Executive Officer of American Capital. "Our shareholders should benefit immediately from the stable dividend offered by Ares Capital and the fee waiver support provided by Ares Management. Moreover, we expect the combined company to have a more diversified portfolio and a stronger balance sheet that will position it well for future growth."

Prior to closing, American Capital may continue its plans to monetize certain investments (in collaboration with Ares Capital) and the proceeds of any such sales would be used to retire indebtedness or to remain in cash balances as the company has ceased its stock repurchase program. Since March 31, 2016, American Capital has announced sales of over $550 million in balance sheet investments.

Elliott Management, holder of a 14.4% interest in American Capital, strongly supports the transactions and will vote its shares in favor at the upcoming Special Meeting. Portfolio Managers Jesse Cohn and Pat Frayne said in a statement, "We are pleased with the result of the Strategic Review and thank the Independent Board Committee of ACAS for its hard work and success in delivering an excellent outcome for shareholders. We believe this transaction represents the

best path forward for ACAS shareholders and creates a tremendous opportunity for value creation as shareholders of Ares Capital after the deal is completed. ACAS's streamlined portfolio will benefit from management by an Ares team that has a stellar track record of delivering shareholder value."

Consummation of Ares Capital's acquisition of American Capital is subject to American Capital and Ares Capital shareholder approvals, customary regulatory approvals and other closing conditions. The transaction is also conditioned on the successful completion of the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. American Capital Mortgage Management, LLC is the external advisor to American Capital Agency Corp. (NASDAQ:AGNC) and American Capital Mortgage Investment Corp. (Nasdaq:MTGE). Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months. However, there is no guarantee that the sale of American Capital Mortgage Management, LLC or other asset sales described in this release will be completed and/or that the other conditions to this transaction will be satisfied.

Wells Fargo Securities, LLC and Bank of America Merrill Lynch served as financial advisors to Ares Capital. Latham & Watkins LLP and Willkie Farr & Gallagher LLP served as legal counsel to Ares Capital. Sutherland Asbill & Brennan LLP served as legal counsel to the independent directors of Ares Capital. Proskauer Rose LLP acted as legal counsel to Ares Management. Goldman Sachs & Co. and Credit Suisse Securities (USA) LLC served as financial advisors to American Capital. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to American Capital.

D. The Proposed Transaction Does Not Provide Adequate Value to Shareholders.

55. As noted above, pursuant to the terms of the Merger Agreement, American Capital shareholders will receive cash and stock impliedly valued at just $17.40 for each share of American Capital common stock that they own.[1] This Merger Consideration is inadequate and

---

[1] More specifically, American Capital shareholders will receive only $10.06 in cash (previously defined as the "Cash Merger Consideration") and 0.483 shares of Ares common stock (previously defined as the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger Consideration") for each share of American Capital common stock that they own. Based on the closing price of Ares common stock on May 20, 2016, the implied value of the Merger Consideration is just $17.40 per share. Importantly, though, the Cash Merger Consideration is comprised of (1) 6.41 per share in cash from Ares, (2) $1.20 per share in cash from an Ares affiliate, and (3) **$2.45 per share in cash from the sale of the Company's ACMM unit** pursuant to a Purchase and Sale Agreement entered into concurrently with the execution of the Merger Agreement.

undervalues the Company.

56. As an initial matter, **almost 25% of the Cash Merger consideration and 14% of the total Merger Consideration are comprised of assets that American Capital stockholders already own.** Putting aside this fact, the implied value of the total Merger Consideration still represents a premium of only 11% over American Capital's closing stock price on May 20, 2016. What is more, the Merger Consideration amounts to just 81% of the Company's per-share book value as of March 31, 2016. This paltry premium and discount to the Company's book value simply do not adequately compensate shareholders for American Capital's recent gains on the sales of its assets, or the value of the Company to Ares specifically.

57. For example, on May 23, 2016, Streetwise reported on the deal, noting that:

> At the *current* price of Ares, the transaction is worth $15.94. On Friday's closing prices, the premium was a tad over 10%.
>
> The transaction price is disappointing, given that Ares is buying American Capital at a significant NAV discount of almost 20%, with only a modest premium to pre-announcement stock prices, and particularly since American Capital had been selling assets at premiums to its carrying cost (over $1.1 billion in sales this year).

58. Indeed, just weeks prior to the announcement of the Proposed Transaction, between May 8 and May 10, 2016, respectively, regular Company analysts at J.P. Morgan, Compass Point Research and Trading, LLC, and Sterne Agee CRT set price targets above the Merger Consideration – at $18.00 per share. And, on May 12, 2016, Wells Fargo issued a report further touting American Capital's gains on the sales of its assets as follows:

> **Portfolio liquidation continues with big wins in the sale of Service Experts, The Meadows and CMBS portfolio (boosting NAV by estimated $0.66 per share).** SEHAV Holding Corporation represented the second largest portfolio holding at 3/31 fair value, behind ACAM, and the sale of the company for $341MM could ultimately generate NAV upside potential of $0.38/share as the sale brings in $244MM to ACAS – above the $160MM 12/31 mark. The CMBS portfolio was also sold at a premium as the sale price of $65MM was 61% above the adjusted 12/31 fair value mark of $40MM. Also, the sale of The Meadows would likely generate $65MM of potential upside from the 12/31 mark and $38MM of potential upside from the 3/31 fair value mark. With the sale of these

> positions, cash as a percentage of total assets would increase from 8% to 14% and we believe the large cash balance would be attractive for a potential ACAS acquirer. Also, ACAS could increase repurchases should the stock price remain at depressed levels and this would generate further NAV accretion.

59. These price targets and commentary should come as no surprise in light of American Capital's recent performance. For example, on May 6, 2016, when the Company reported its financial results for the first quarter of 2016, it reported a $0.26 increase in NAV from the fourth quarter of 2015, and John Erickson, the Company's CEO, noted that "[d]uring the quarter, we completed the sale of a significant portion of our commercial mortgage portfolio and related fee agreements and select collateral administration rights." As a result, the Company "received net cash proceeds of $65 million, subject to post-closing adjustments, which had a fair value of approximately $40 million as of December 31, 2015…."

60. Moreover, operating income in the first quarter of 2016 beat analyst expectations. According to a J.P. Morgan report published after the release of the quarter's results, American Capital's pre-tax operating income of $.40 per share significantly exceeded J.P. Morgan's own estimates of $.23 per share as well as consensus estimates of $.26 per share. In addition, during the first quarter of 2016, the Company repurchased 21.2 million shares of its common stock for a total of $297 million, bringing the total share repurchased under the Company's then-outstanding share repurchase program to $730 million.

61. This strong performance is nothing new for the Company. According to the Company's Form 10-K for the fiscal year ended December 31, 2015:

> During the last year, three years and since our IPO, our economic return (NAV per share growth plus dividend distributions) has totaled (3.0)%, 3.7% and 15.8%, respectively. Since our IPO, our stock price plus dividend distributions has totaled an annualized growth rate of 13.6%.

62. Further, according to Ares' Merger Agreement presentation, the Proposed Transaction would create the "[l]argest middle market direct lending company by Market

Capitalization and Total Assets." Indeed, consummation of the Proposed Transaction would nearly double the market capitalization of Ares from approximately $4.63 billion to $8 billion. In touting Ares' "big catch," Seeking Alpha noted,"[o]bviously, this is probably a very good deal in the long term for Ares Capital[,]" one that "...will make [Ares' parent] a huge amount of money in years to come."

63. Despite the significant gains to be made by Ares post-Merger, by purchasing the Company at a discount to its Net Asset Value, Seeking Alpha further estimated that "[a]ny synergies would be free" to Ares. In other words, the Merger Consideration not only undervalues the significant synergies that Ares will reap from the Proposed Transaction, the Merger Consideration fails to place ***any*** value whatsoever on such synergies.

64. What is more, because Ares pays dividends and the Proposed Transaction is expected to close at the end of 2016, the impending distribution of three more quarterly dividends to Ares' shareholders will ***lower*** the value of the Ares shares that American Capital shareholders will receive as part of the Merger Consideration – thereby increasing the likelihood that the already inadequate Merger Consideration will be even more inadequate should the Proposed Transaction actually be consummated.

65. In short, the Merger Consideration simply does not adequately compensate American Capital shareholders for their equity interest in the Company, to say nothing of the inherent value of the Company itself.

E. The Proposed Transaction is the Result of a Flawed Process that is Marred by Conflicts of Interest.

66. The insufficient Merger Consideration contemplated by the Proposed Transaction should come as little surprise in light of the flawed and conflicted process that led to the consummation of the Merger Agreement. Specifically, as outlined above, the process that resulted in the Proposed Transaction was prompted by criticism from a serial activist investor,

Elliott, who bullied the Board into a quick sale of the Company by threatening to replace the Board and management.

67. Less then ten days after Elliott entered the picture publicly, the Board responded by launching into a hasty sales process. The Director Defendants' concern for their individual jobs and Elliott's threat to those jobs should the Board not have agreed to a quick sale are perhaps best evidenced by the Letter Agreement that the Company reached with Elliott in connection with the Merger Agreement. Pursuant thereto, the Company and Elliott agreed to use their reasonable best efforts to enter into an agreement providing, among other things, (i) that in the event the Merger is terminated for any reason (a "Termination Event"), the Company will, as promptly as practicable, **appoint four (4) individuals to the Company's Board, with one (1) such individual selected by Elliott and with the three (3) additional individuals to be independent directors to be mutually agreed upon by the Company and Elliott, to replace four (4) incumbent directors**; (ii) the new directors will be appointed to appropriate committees of the Board promptly following their appointment to the Board; (iii) the Company will nominate the new directors for election at the Company's 2017 annual meeting of stockholders; (iv) **a new Chairman of the Company Board (other than the incumbent – *i.e.*, Director Defendant Wilkus) will be selected**; and (v) for customary standstill, voting and mutual non-disparagement provisions. In exchange, Elliott agreed that, provided a Termination Event has not occurred, it would vote all shares of Company stock it beneficially owns in favor of the slate of directors nominated by the Board at the Company's combined 2016 annual meeting of stockholders and special meeting of stockholders to be scheduled for the purpose of approving the Merger and the Merger Agreement. The Company further agreed to reimburse Elliott for up to $3.0 million in expenses.

68. On June 6, 2016, as contemplated, the Company and Elliott entered into a

superseding Agreement, pursuant to which Elliott and the Company agreed that, in the event of a Termination Event, the Board will promptly (among other things), (i) set the size of the Board at ten (10) directors; (ii) **appoint four (4) individuals to the Board to replace four (4) incumbent members of the Board, with one (1) such individual to be selected by the Elliott and with the three (3) additional individuals to be mutually agreed by the Company and Elliott** following the receipt of input from certain major stockholders of the Company; (iii) **establish a Strategic Review Committee** consisting of four (4) directors (which, during the Restricted Period, shall consist of two (2) of the new nominees and two (2) directors selected by the newly reconstituted Board from the then-existing directors) **to conduct a strategic review** of the Company's business and make recommendations to the Board regarding business strategy; and (iv) **select a new Chairman of the Board (other than the incumbent, Director Defendant Wilkus).** In return, Elliott agreed to a standstill period, and the Company confirmed that it would reimburse Elliott for its reasonable, documented out-of-pocket fees and expenses, provided that such reimbursement will not exceed $3.0 million.

69. By the time of the announcement of the Merger Agreement, Elliott had increased its ownership stake in American Capital to 14.4%. According to an analysis by Bloomberg, Elliott will realize a 20% annualized return for its brief investment in American Capital. What is more, should the Proposed Transaction fall through, Elliott could essentially force an immediate second round sales process.

70. The Director Defendants also will receive lucrative payments and other benefits in connection with the consummation of the Proposed Transaction that common shareholders will not – a far better choice than losing their jobs to an Elliott proxy contest. Specifically, in connection with the Merger Agreement, all Company stock options, whether vested or unvested, will fully vest, become exercisable, and entitle the holder to receive (i) an amount of cash equal

to the positive amount of the "spread" between the cash portion of the per-share Merger Consideration and the portion of the exercise price allocable to the cash portion of the per-share Merger Consideration of such option and (ii) a number of shares of Ares common stock equal to the positive amount of the "spread" between the share portion of the per-share Merger Consideration and the portion of the exercise price allocable to the share portion of the per-share Merger Consideration, taking into account the exchange ratio. What is more, all outstanding Company incentive awards will vest upon the closing of the Merger Agreement and each share of Company stock related thereto will be converted into the right to receive the per-share Merger Consideration.

71. According to a May 12, 2016 report issued by Regular Company Analyst Wells Fargo, estimated payouts to management upon a change of control will amount to **$0.22 per share.** Indeed, the total payout to management upon a change in control may be as much as $52.4MM, of which an egregious **$25.7MM** may be payable to Director Defendant Wilkus, as noted below:

Executive Benefits and Payments upon Termination	Termination by Company Without Cause ($)	Termination by Company or Voluntary Termination for Good Reason, each in connection with a Change in Control($)	Voluntary Termination ($)	Disability ($)	Death ($)
Malon Wilkus [4]					
Severance Payment	2,990,000	4,485,000	—	—	—
Base Salary	—	—	—	2,990,000	—
Unused Accrued Vacation Time [1]	0 - 172,500	0 - 172,500	0 - 172,500	0 - 172,500	0 - 172,500
Target Incentive Payment [2]	15,000,000	21,000,000	—	18,000,000	6,000,000
Insurance Benefits [3]	33,807	50,710	—	33,807	25,355
TOTAL:	18,196,307	25,708,210	172,500	21,196,307	6,197,855

72. What is more, just last year, American Capital paid Director Defendant Wilkus $10 million, without shareholder approval, after the Company canceled a portion of his equity awards. Indeed, according to a Bloomberg article dated March 17, 2015, "[t]he make-whole award is intended to partially replace stock options it rescinded because the company gave him 'too many' shares in previous years." As Michael Pryce-Jones, director of corporate governance

at CtW Investment Group noted, "I find it hard to believe shareholders won't hold the compensation committee responsible for this...[[i]t's not just a simple administrative error, it's a significant oversight failure."

73. Finally, to help secure these benefits, certain undisclosed members of the Board and Company management also consented to and took part in the execution of voting and support agreements pursuant to which certain Director Defendants and members of Company management agreed to vote all shares of Company common stock that they own in favor of the Proposed Transaction. What is more, Elliott also entered into a similar voting and support agreement. Interestingly, and contrary to custom, Defendants do not appear to have identified precisely how much of American Capital's common stock is subject to these agreements.

F. The Merger Agreement Contains Onerous Deal Protection Devices.

74. The Proposed Transaction is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait accompli* and ensure that no successful competing offers will emerge for the Company.

75. Despite the unfair price, the Merger Agreement has a number of provisions that make it more difficult for another buyer to purchase the Company, and for the Company to seek out competing offers. Specifically, if the Company terminates the Proposed Transaction, the Merger Agreement states that the Company must pay Ares up to a $140,000,000 termination fee.

76. Additionally, the Merger Agreement contains a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time.

77. The Merger Agreement also contains an information rights and matching rights

provision that requires the Company to notify Ares of certain unsolicited competing offers, provide Ares with information regarding such offers, and negotiate in good faith with Ares regarding the same.

78. Finally, as noted above, certain of the Director Defendants also consented to and took part in the execution of several voting agreements, pursuant to which an undisclosed amount of the Company's stock is locked up in favor of the Proposed Transaction. As noted above, contrary to custom, Defendants do not appear to have identified precisely how much of American Capital's stock is subject to these agreements.

79. These provisions and agreements will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and agreements make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company's shares.

COUNT I

(Against the Director Defendants for Breach of Fiduciary Duties)

80. Plaintiffs repeat and reallege each allegation set forth herein.

81. The Director Defendants have violated fiduciary duties owed to the public shareholders of American Capital.

82. By the acts, transactions and courses of conduct alleged herein, the Director Defendants have failed to obtain for the public shareholders of American Capital the highest value available for American Capital in the marketplace.

83. As alleged herein, the Director Defendants have initiated a process to sell American Capital that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Director Defendants have capped the price of American Capital stock at a price that does not adequately reflect the Company's true value. Furthermore, any alternate acquirer

will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction and face insurmountable deal protection devices.

84. As a result of the actions of Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in American Capital. Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

85. To the extent the inadequacy of the consideration alleged herein cannot be remedied by money damages, Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiffs and the Class be fully protected from immediate and irreparable injury, which the Director Defendants' actions threaten to inflict.

COUNT II

(Against Ares, Acquisition Sub, IHAM, IHAM GP, American Capital, ACAC, ACAM, and ACMM for Aiding and Abetting)

86. Plaintiffs repeat and reallege each allegation set forth herein.

87. Ares, Acquisition Sub, IHAM, IHAM GP, American Capital, ACAC, ACAM, and ACMM have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Director Defendants are in breach of their fiduciary duties to American Capital and the public shareholders of American Capital, and have participated in such breaches of fiduciary duties.

88. Ares, Acquisition Sub, IHAM, IHAM GP, American Capital, ACAC, ACAM, and ACMM knowingly aided and abetted the Director Defendants' wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Director Defendants' plan to consummate the Proposed Transaction in breach of their fiduciary duties.

89. To the extent the claim for aiding and abetting cannot be remedied by money damages, Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT III

(Claim For Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, et seq. Against All Defendants)

90. Plaintiffs repeats and reallege each allegation set forth herein.

91. Defendants breached their fiduciary duties owed directly to Plaintiffs and the Class in connection with the Proposed Transaction, and/or aided and abetted such breaches, and are liable therefore.

92. As a result of Defendants' conduct as herein alleged, Plaintiffs and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

93. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiffs demand a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants and each of them have breached their fiduciary duties owed directly to Plaintiffs and the Class and/or have aided and abetted such breaches; (c) the Proposed Transaction was entered into in breach of Director Defendants' common law fiduciary duties owed directly to Plaintiffs and the Class and was therefore unlawful and unenforceable, and that the Merger Agreement and any other agreements in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the parties restored to their original position; and (e) Plaintiffs and the stockholders should be granted such other and further relief as the nature of their cause may require.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiffs as the Class representatives;

B. Enjoining the vote on the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C. Rescinding and unwinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

D. Directing the Director Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the wrongdoing;

E. Awarding compensatory damages in favor of Plaintiffs and the Class for all losses and damages suffered as a result of the wrongdoing alleged herein by Defendants in an amount in excess of $75,000, together with interest thereon; awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs' attorneys and experts; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury of all issues so triable.

DATED: July 12, 2016

BROWER PIVEN
A Professional Corporation

Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
T: (410) 332-0030
F: (410) 685-1300

Attorneys for Plaintiffs

OF COUNSEL:

BROWER PIVEN
A Professional Corporation
Brian C. Kerr
475 Park Avenue South, 33rd Floor
New York, NY 10016
(212) 501-9000

KAHN SWICK & FOTI, LLC
Michael J. Palestina
Christopher R. Tillotson
206 Covington Street
Madisonville, LA 70447
(504) 455-1400
(504) 455-1498 (facsimile)